EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED

CHARGES, AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

	Six Months
	Ended		Year Ended December 31, (a)
	June 30, 2010		2009	2008		2007		2006	2005

Income from continuing operations before noncontrolling interests	$15,834		$136,065	$101,427		$76,476		$65,844	$51,910
Add: Interest expense	36,340		82,249	85,366		93,539		69,087	46,792
Subtract: Noncontrolling interests in income of subsidiaries which have not incurred fixed charges	(605)		(1,217)	(1,304)		(1,407)		(1,404)	(571)
Earnings available for fixed charges	$51,569		$217,097	$185,489		$168,608		$133,527	$98,131

Combined fixed charges and preferred stock dividends:
Interest incurred	$71,960		$148,345	$151,587		$142,641		$105,359	$75,371
Preferred stock dividends	14,179		28,357	24,225		12,020		16,090	16,090
Preferred stock redemption charge	–		–	–		2,799		–	–

Total combined fixed charges and preferred stock dividends	$86,139		$176,702	$175,812		$157,460		$121,449	$91,461

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	0.60	(c)	1.23	1.06	(d)	1.07	(e)	1.10	1.07

(a)          Amounts disclosed for prior periods have been reclassified to conform to the current period presentation related to discontinued operations.

(b)         For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and fixed charges less noncontrolling interests’ in income of subsidiaries which have not incurred fixed charges.  Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

(c)          Ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 2010 includes the effect of a loss on early extinguishment of debt aggregating $41,496,000.  Excluding the impact of the loss on early extinguishment of debt, the ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 2010 was 1.08.

(d)         Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 includes the effect of non-cash impairment charges aggregating $13,251,000 for other-than-temporary declines in the fair value of certain investments.  Excluding the impact of the non-cash impairment charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 was 1.13.

(e)          Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 includes the effect of the preferred stock redemption charge. Excluding the impact of this charge, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 was 1.09.